SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------


                                  SCHEDULE 13D
                                  (Rule 13d-1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)(1)

                            MARVEL ENTERPRISES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    57383M108
                                 (CUSIP Number)

                             John N. Turitzin, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                            1055 Washington Boulevard
                               Stamford, CT 06901
                                 (203) 961-7400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 4, 2002
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

_______________

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Avi Arad
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|_|
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*

      PF
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
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                 7.   SOLE VOTING POWER
   NUMBER OF
                      3,581,353
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      3,581,353
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,581,353
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      4.86%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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


               This Amendment No. 4 to Schedule 13D is being filed on behalf of Avi Arad to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission with respect to his ownership of common stock, par value $0.01 per share ("Common Stock") of Marvel Enterprises, Inc. ("Marvel"). This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.        Security of Issuer.

               Item 1 is hereby amended and restated as follows:

               This statement on Schedule 13D (this "Statement") relates to the Common Stock of Marvel, a Delaware corporation. The principal executive offices of Marvel are located at 10 East 40th Street, New York, New York 10016.

Item 2.        Identity and Background.

               Item 2 is hereby amended and restated as follows:

               (a) - (c) and (f). This Statement is filed by Avi Arad. Mr. Arad is Marvel's Chief Creative Officer and the President and Chief Executive Officer of its Marvel Studios Division. His business address is 10 East 40th Street, New York, New York 10016. Mr. Arad is a citizen of Israel.

               (d) and (e). During the last five years, Mr. Arad has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               Unchanged.

Item 4.        Purpose of Transaction.

               Item 4 is hereby amended and restated as follows:

               Mr. Arad acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment. Mr. Arad may acquire additional shares of Common Stock or other securities of Marvel or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of Marvel beneficially owned by him either in the open market or in private transactions, depending on his evaluation of Marvel's business, prospects and financial condition, the market for the Common Stock or other securities of Marvel, other opportunities available to him, prospects for his own business, general economic conditions, money and stock


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


market conditions and other future developments. Mr. Arad may take any other action with respect to Marvel or any of its debt or equity securities in any manner permitted by law.


Item 5.        Interest in Securities of the Issuer.

               Item 5 is hereby amended and restated as follows:

               (a) As of February 17, 2004, Mr. Arad may be deemed to beneficially own an aggregate of 3,581,353 shares of Common Stock, representing approximately 4.86% of the outstanding shares of Common Stock. Of the 3,581,353 shares of Common Stock which Mr. Arad may be deemed to beneficially own, 1,433,333 shares of Common Stock relate to options and warrants that are immediately exercisable.

               (b) Mr. Arad may be deemed to possess the sole power to vote and dispose of an aggregate amount of 3,581,353 shares of Common Stock.

               (c) During the past sixty days, Mr. Arad has not effected any transactions in the Common Stock.

               (d) Not applicable.

               (e) On May 9, 2003, Mr. Arad sold in a private sale 2,000,000 shares of Common Stock at a price per share of $17.875. This sale was reported by Mr. Arad on a Form 4 filed with the Securities and Exchange Commission on May 12, 2003. As of May 9, 2003, Mr. Arad ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

               Item 6 is hereby amended and restated as follows:

               As of October 4, 2002, the Stockholders' Agreement, dated as of October 1, 1998, by and among the Investor Group, the Lender Group and Marvel (the "Stockholders' Agreement") was terminated by Marvel and the stockholders of Marvel still subject to the Stockholders' Agreement at that time.

               The foregoing does not purport to be a complete description of the termination of the Stockholders' Agreement and is qualified in its entirety by reference to the Agreement to Terminate the Stockholders' Agreement in
Exhibit 12 hereof, which is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

               Item 7 is hereby amended and restated as follows:

[12] Agreement to Terminate the Stockholders' Agreement, dated October 4, 2002, by and between Marvel, Whippoorwill Associates, Incorporated, as agent and/or general partner for various accounts, Avi Arad, Isaac Perlmutter, Isaac Perlmutter Trust 01/28/1993, The Laura and Isaac Perlmutter Foundation, Inc., Object Trading Corp., Zib, Inc. and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 10.2 of Marvel's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2002).


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


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2004                   By:    /s/ Avi Arad
                                                ------------------------
                                                          Avi Arad


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